Exhibit 97.1

FREIGHTCAR AMERICA, INC. EXECUTIVE COMPENSATION RECOVERY POLICY

I.
Purpose

The Board of Directors (the “Board”) of FreightCar America, Inc. (the “Company”) believes it is in the best interests of the Company and its shareholders to maintain a culture that emphasizes integrity and accountability, and that reinforces the Company’s compensation philosophy. To implement this goal, the Board has adopted this executive compensation recovery policy (this “Policy”) that provides for the recoupment of Erroneously Awarded Compensation from Executive Officers of the Company in the event of an Accounting Restatement.

II.
Administration

The Compensation Committee of the Board (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board) (the “Committee”) shall administer this Policy. Any determinations made by the Committee shall be final and binding on all affected individuals. The Committee may recommend to the Board amendment or termination of this Policy from time to time in its discretion and, upon approval from the Board, may amend or terminate this Policy as it deems necessary subject to applicable law or regulatory requirements.

III.
Interpretation

This Policy is designed to comply with Section 10D and Rule 10D-1 (collectively, “Rule 10D-1”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the listing standards of The Nasdaq Stock Market (the “Nasdaq”) and any other applicable rules or standards adopted by the Securities and Exchange Commission. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. To the extent this Policy is in any manner inconsistent with Rule10D-1 or Nasdaq listing standards, this Policy shall be treated as retroactively amended to be compliant with such rules.

IV.
Definitions
1.
“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is (i) material to the previously issued financial statements (a “Big R” restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).
2.
“Clawback Eligible Incentive Compensation” means all Incentive-Based Compensation Received by an Executive Officer (i) on or after the Effective Date, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-Based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as defined herein).

3.
“Clawback Period” means, with respect to any Accounting Restatement, the three (3) completed fiscal years of the Company immediately preceding the Restatement Date (as defined herein), and if the Company changes its fiscal year, any transition period of less than nine (9) months within or immediately following those three (3) completed fiscal years.
4.
“Effective Date” means December 1, 2023.
5.
“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid or withheld.
6.
“Executive Officer” means each individual who is currently, or was previously, designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act, pursuant to Rule 10D- 1 and the listing standards of the Nasdaq, as well as such other senior executives and employees who may from time to time be deemed subject to this Policy by the Board. This Policy shall also be binding and enforceable against all beneficiaries, heirs, executors, administrators, or other legal representatives of Executive Officers, as applicable.
7.
“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and measures that are derived wholly or in part from such financial information. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure (i) may include Non-GAAP measures, and (ii) need not be presented in the Company’s financial statements or included in a filing with the SEC.
8.
“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. See Exhibit A hereto for examples of Incentive-Based Compensation.
9.
“Received” means, with respect to any Incentive-Based Compensation, actual or deemed receipt, and Incentive-Based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation is attained, even if the payment or grant of the Incentive-Based Compensation to the Executive Officer occurs after the end of that period.
10.
“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
V.
Recovery of Erroneously Awarded Compensation

In the event the Company is required to prepare an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with Rule 10D-1 and Nasdaq as follows:

A.
The Committee shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer, and promptly notify each Executive Officer in writing with a notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment, return, reimbursement, or forfeiture of such Erroneously Awarded Compensation, as applicable.

B.
For Incentive-Based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to a mathematical recalculation directly from the information in the applicable Accounting Restatement:
1.
The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and
2.
The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to Nasdaq.
C.
The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on particular facts and circumstances; provided that, such means of recovery are done on a gross, and not a net, basis. The Committee shall consider the implication of other relevant laws including, but not limited to, Section 409A of the Internal Revenue Code. The Company may not accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder, nor shall such Erroneously Awarded Compensation be recovered in installments. Each Executive Officer shall be solely responsible for any tax consequences to them that result from the recovery of Erroneously Awarded Compensation pursuant to this Policy, and the Committee shall have no obligation to administer the Policy in a manner that avoids or minimizes any such tax consequences.
D.
To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recover under this Policy.
E.
To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.
F.
The Company shall recover any Erroneously Awarded Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee. In the event that the Committee determines recovery to be impracticable, the Company shall comply with any related documentation requirements under Rule 10D-1, Nasdaq and any other applicable rules or standards adopted by the Securities and Exchange Commission.
VI.
Prohibition of Indemnification

The Company is not permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreements that exempts any Incentive-Based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the

Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

VII.
Other Recoupment Rights and Rules

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company, whether arising under applicable law (including pursuant to Section 304 of the Sarbanes-Oxley Act of 2002), or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal or equitable remedies available to the Company. The Committee may, in its discretion, and separate and apart from this Policy, seek to recoup amounts of excess compensation paid to any recipient in the event of misconduct by such person, including fraud, malfeasance or other conduct that would lead to a “for cause” termination of employment.

VIII.
Miscellaneous

This Policy is effective as of the Effective Date and shall apply to Incentive-Based Compensation that is approved, awarded, or granted to Executive Officers on or after the Effective Date. Each Executive Officer may be required to sign and return to the Company the acknowledgment form attached hereto as Exhibit B, pursuant to which such Executive Officer agrees to be bound by the terms of, and comply with, this Policy. The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. As of the Effective Date, this Policy shall supersede and replace any prior executive compensation recovery policy adopted by the Company.

December 2023

EXHIBIT A*

Incentive-Based Compensation Examples

Incentive-Based Compensation	NOT Incentive-Based Compensation
▪ Bonuses or non-equity incentive plan or other cash awards earned based on a Financial Reporting Measure	▪ Salaries
▪ Bonuses paid from a “bonus pool,” the size of which is determined based on a Financial Reporting Measure	▪ Bonuses paid solely at the discretion of the Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal
▪ Restricted shares, restricted share units, performance shares, performance units, stock options and stock appreciation rights that are granted or become vested based on a Financial Reporting Measure	▪ Bonuses or other cash awards paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period
▪ Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based on a Financial Reporting Measure	▪ Bonuses or non-equity incentive plan or other cash awards earned solely upon satisfying one or more strategic or operation measures
▪ Salary increase earned based on a Financial Reporting Measure
▪
Equity awards for which the grant is not contingent on any Financial Reporting Measure and vesting is contingent solely upon completion of a specified employment period and/or attaining one or more non-Financial Reporting Measures

*This Exhibit A is intended to provide illustrative examples of what may be, or not be, considered Incentive- Base Compensation, and is not intended to provide an exhaustive list.

EXHIBIT B

ACKNOWLEDGMENT FORM

Capitalized terms used but not otherwise defined in this Acknowledgment Form (this “Acknowledgment Form”) shall have the meanings ascribed to such terms in the Executive Compensation Recovery Policy of FreightCar America, Inc. (the “Policy”).

By signing this Acknowledgment Form, the undersigned acknowledges, confirms and agrees that the undersigned: (i) has received and reviewed a copy of the Policy; (ii) is and will continue to be subject to the Policy, and that the Policy will apply both during and after the undersigned’s employment with the Company; and (iii) will abide by the terms of the Policy, including, without limitation, by reasonably promptly returning any recoverable compensation to the Company as required by the Policy, as determined by the Committee in its sole discretion.

Sign: ________________
Name: _______________________

Date: ________________